

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

October 19, 2010

Tanir Horn
Chief Financial Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, 12000
Israel

      Re: On Track Innovations Ltd.
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             Form 6-K filed August 9, 2010
             File No. 000-49877

Dear Ms. Horn:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Jeffrey Jaramillo
                         Accounting Branch Chief